SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. ONE)(1)


                       AccessTel, Inc., a Utah Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00433C 20 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


   Michael M. Markow, 15760 Ventura Blvd, Suite 1020, CA 91436 - (818)783-0054
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 January 5, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.00433C 20 9                   13D                   Page 2  of 4 Pages


 Global Guarantee Corporation, a California Corporation
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


0
________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [X]


California
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


1,067,186 (of which 1,000,000 are newly issued shares of unregistered restricted common stock.)
________________________________________________________________________________
7 SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY         1,067,186 (of which 1,000,000 are newly issued shares of
                   un registered restricted common stock.)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                   0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

1,067,186
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
3.4%
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


CO
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.00433C 20 9                   13D                   Page 3  of 4 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of AccessTel, Inc. a Utah corporation (the "Issuer"). The principal executive office of the Issuer is located at 101 West Mineral Avenue, Littleton, Colorado 80120.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a) Global Guarantee Corporation, a California corporation ("Reporting Person").

     (b) Reporting Person's principle office is located at 15760 Ventura Blvd., Suite 1020, Encino, California 91436.

     (c)  Reporting Person currently operates as a business consulting firm.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding. During the last five years, none of the executive officers and none of the directors of the Reporting Person have been convicted in a criminal proceeding.

     (e) During the last five years the Reporting Person, including its president and chairman Michael Markow, was a party to Administrative Order No. CD-2000-00 (the "Order"), issued by the Alabama Securities Commission on March 3, 2000. Pursuant to the Order, as a result of not being registered nor exempt from registration as a dealer or agent in the state of Alabama at the time of the transaction at issue, Reporting Person, including its president and chairman, were ordered to stop and abstain from offering or selling any security into, within or from the State of Alabama.

     (f)  United States Of America.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

On or about December 16, 2003, Reporting Person agreed to accept 1,000,000 unregistered restricted shares of Common Stock (the "Debt Shares") of the Issuer in exchange for the cancellation of $323,000 in debt owed by Issuer to Reporting Person. Said Debt Shares were issued to and received by Reporting Person on January 5, 2004.

On or about July 25, 2003, Reporting Person acquired 5,361,981 shares of Common Stock (the "Settlement Shares") of the Issuer pursuant to a confidential settlement of a legal action involving a legal debt, owed by the original owner of the Settlement Shares. On or about December 12, 2003, the Issuer effected a 1:89 reverse stock split (the "Reverse Split") of the Issuer's Common Stock. The Settlement Shares were subject to the Reverse Split. Following the Reverse Split and as a result thereof, the Settlement Shares now account for a total of 60,247 shares of the Issuer's Common Stock.

Over time, yet prior to July 25, 2003, Reporting Person purchased, in the open market at various market prices, a total of 617,569 shares of Common Stock (the "Market Shares") of the Issuer. Following the Reverse Split and as a result thereof, the Market Shares now account for a total of 6,939 shares of the Issuer's Common Stock.

According to Issuer's Current Report on Form 8-K, filed with the Securities & Exchange Commission on or about January 2, 2004, the total number of issued and outstanding shares of common stock of the Issuer was, following the Reverse Split and new issuance of 31,000,000 newly issued unregistered restricted shares of common stock of the Issuer, 31,280,925. As a result thereof, Reporting Person now owns approximately three and four tenths of one percent (3.4%) of the total issued and outstanding common stock of the Issuer.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock for investment purposes.

The Reporting Person intends to review on a continuing basis its investment in the Issuer and may, depending upon the evaluation of its financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer.

Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries;

     (c) any change in the present Board of Directors or management of the Issuer;

     (d) any material change in the present capitalization or dividend policy of the Issuer;

     (e) any other material change in the Issuer, involving the Issuer or any of its subsidiaries;

     (f) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  any action similar to any of those enumerated in (a)-(i) above.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by the Reporting Person.

REPORTING PERSON             NUMBER OF         PERCENTAGE       CITIZENSHIP
                              SHARES            OF TOTAL
-------------------------------------------------------------------------------
Global Guarantee             1,067,186            3.4 %         United States
Corporation                                                     of America

     (b) The Reporting Person, holds the sole power to vote and to dispose or direct the disposition of its shares of Common Stock.

     (c) On or about December 16, 2003, Reporting Person agreed to accept 1,000,000 unregistered restricted shares of Common Stock (the "Debt Shares") of the Issuer in exchange for the cancellation of $323,000 in debt owed by Issuer to Reporting Person. Said Debt Shares were issued to and received by Reporting Person on January 5, 2004. Except as disclosed herein, Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

     d)   Not applicable.

     e) According to Issuer's Current Report on Form 8-K, filed with the Securities & Exchange Commission on or about January 2, 2004, the total number of issued and outstanding shares of common stock of the Issuer was, as of January 2, 2004, 31,280,925. As a result thereof, Reporting Person, as of January 2, 2004, ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         None

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     January 6, 2004
                                    ----------------------------------------
                                                     (Date)


                                    /s/ MICHAEL M. MARKOW
                                    ----------------------------------------
                                                   (Signature)


                                    Michael M. Markow
                                    ----------------------------------------
                          Title:    President
                                    on Behalf of Global Guarantee Corporation


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).